Exhibit 99.65

For Immediate Release:

HudBay Files Fenix Project Technical Report

Toronto, Ontario - November 20, 2008 - HudBay Minerals Inc. (“HudBay”) (TSX:HBM) and HMI Nickel Inc. (“HMI Nickel”) today announced that they have filed a technical report on the Fenix ferro-nickel project (the “Fenix Project”), which was acquired by HudBay as part of the acquisition of Skye Resources Inc. (now known as HMI Nickel) on August 26, 2008. The contents of the report as they relate to the Fenix Project have not been revised since the last technical report was issued on September 15, 2007.

The technical report filed by HMI Nickel dated September 15, 2007, together with an Addendum Report dated October 25, 2007, referred to and summarized a Hydrometallurgical Expansion Preliminary Assessment issued in October 2006 (the “Preliminary Assessment”). Since October 2007, HMI Nickel has conducted additional test work including pilot plant testing of a High Pressure Acid Leaching process, as reported in HMI Nickel’s press release dated February 19, 2008. Additional testing and evaluation of this process may be conducted, however an update to the capital costs and economic assumptions in the Preliminary Assessment has not been undertaken and HudBay does not intend to update this information as HudBay no longer considers the hydrometallurgical expansion material to HudBay. Accordingly, the information and conclusions in the Preliminary Assessment should no longer be relied upon with respect to the development of the Fenix Project.

John Scott, P. Eng., a qualified person for the purposes of NI 43-101 and Fenix Engineering Manager, supervised the preparation of the technical information referred to in this press release.

ABOUT HUDBAY MINERALS INC. & HMI NICKEL INC.

HMI Nickel Inc. is a wholly-owned subsidiary of HudBay, a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com